Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 of our audit report dated May 27, 2020, with respect to the consolidated balance sheets of Clean Energy Technologies, Inc. as of December 31, 2019 and 2018, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the years then ended, appearing in the Annual Report on Form 10-K for the year December 31, 2019. Our report dated May 27, 2020, relating to aforementioned financial statements, includes an emphasis paragraph relating to substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

Fruci & Associates II, PLLC
July 10, 2020